UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Dr. Aslihan Akkar-Schenki tendered her resignation, effective October 31, 2022 (the "Effective Date"), as President of Akanda Corp. (the "Company") to pursue other business opportunities and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

In connection with Dr. Akkar-Schenki’s resignation, the Company and Dr. Akkar-Schenki entered into a Termination Agreement (the "Agreement"). Under the terms of the Agreement, the Company agreed, among other things, (i) to pay Dr. Akkar-Schenki’s regular salary through the Effective Date and (ii) to issue to Dr. Akkar-Schenki 220,000 restricted stock units (the “RSU Awards”). The RSU Awards were issued pursuant to the Company’s 2021 Equity Incentive Plan and the RSU Awards vested immediately.

The information contained in this Current Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-264450 and 333-267976).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: November 1, 2022	By:	/s/ Tejinder Virk
		Name:	Tejinder Virk
		Title:	Chief Executive Officer